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                                                                     EXHIBIT 20
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                                                                    NEWS RELEASE
                           Eagle-Picher Industries, Inc., Cincinnati, Ohio 45202

                                                       FOR RELEASE:  IMMEDIATELY

                             FOR ADDITIONAL INFORMATION CONTACT:  J. RODMAN NALL
                                                                  (513) 721-7010


                      EAGLE-PICHER INDUSTRIES, INC. FILES
                     SECOND AMENDED PLAN OF REORGANIZATION


  Cincinnati, Ohio - July 18 - Eagle-Picher Industries, Inc. today announced that a Second Amended Consolidated Plan of Reorganization (the "Plan") was filed late in the day of July 17, 1996.

  The previous plan that was filed on April 9, 1996 provided that each holder of a prepetition general unsecured claim (including environmental claims) would receive its pro rata share of the cash, notes, and stock to be distributed under the plan to all such claimants and to a trust to be established to satisfy all present and future asbestos and lead-related personal injury claims against the Company. The Plan provides that each holder of a prepetition general unsecured claim will receive its pro rata share of the value of the aggregate consideration, which consists of cash, notes and stock of the reorganized Company (the "Distribution Value"), to be distributed under the Plan to holders of general unsecured claims, environmental claims, asbestos and lead personal injury and asbestos property damage claims. Each such holder shall have the option of receiving the amount of such pro rata share as follows: (a) 1/2 of such pro rata share in cash and 1/2 of such pro rata share in notes with a three year maturity; or (b) 1/6 of such pro rata share in cash, 1/2 of such pro rata share in notes with a three year maturity, and 1/3 of such pro rata share in stock of the reorganized Company.

  The Plan also modifies the consideration to be distributed to a trust that will be established to resolve and satisfy asbestos property damage claims. That trust will receive $3 million in cash if the class of asbestos property damage claims accepts the Plan. If the class rejects the Plan, however, the aggregate value of asbestos property damage claims will be estimated and, based on such estimated amount, the trust will receive its pro rata share of the Distribution Value in the form of debentures of the reorganized Company having a ten year maturity.





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EAGLE-PICHER INDUSTRIES, INC.                                          PAGE 2



  Pursuant to the Plan the trust to be established to resolve and satisfy all asbestos and lead-related personal injury claims will receive all of the Distribution Value that is not distributed to other claimants.

  Based on the decision of the Bankruptcy Court (which currently is on appeal) which estimated the Company's liability with respect to present and future asbestos-related personal injury claims at approximately $2.5 billion, and the Company's estimate that all other prepetition unsecured claims aggregate approximately $157 million, the Company estimates that the percentage of the Distribution Value that will be distributed to the trust established to resolve and satisfy asbestos and lead-related personal injury claims will be approximately 94% and the percentage of the Distribution Value that will be distributed with respect to other prepetition general unsecured claims will be approximately 6%.

  As was the case with the previous plan, the Company's equity security holders will receive no distribution under the Plan and their shares will be cancelled.

                                  # # # # #


7/18/96





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